Filed Pursuant to Rule 433

Registration Nos. 333-126348, 333-126348-01, 333-126348-02, 333-126348-03

February 1, 2006

PRICING TERM SHEET

(To Prospectus Supplement dated January 31, 2006)

Issuer:	Alabama Power Company
Security:	Series GG Senior Notes
Ratings:	Aaa by Moody’s, AAA by Standard & Poors
Insurer:	Ambac Assurance Corporation
Size:	$100,000,000 (4 million Notes)
Price:	$25
Maturity:	February 1, 2046
Redemption Terms:	Callable in whole or in part any time on or after February 1, 2011 at par
Coupon:	5 7/8%
Interest Payment Dates:	February 1, May 1, August 1 and November 1 of each year beginning May 1, 2006
Format:	SEC Registered
Expected Listing:	NYSE
Proceeds to Issuer:	96.850% of principal amount
Transaction Date:	February 1, 2006
Expected Settlement Date:	February 8, 2006 (T+5)
CUSIP:	010392 ES 3
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Sr. Co-Managers:	A.G. Edwards & Sons, Inc.
UBS Securities LLC
Jr. Co-Managers:	Morgan Keegan & Company, Inc. RBC Dain Rauscher Inc. Samuel A. Ramirez & Co., Inc. Stifel, Nicolaus & Company, Incorporated Pershing LLC Synovus Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.